Press Release

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HEAD NV Announces filing of annual report and date of the Annual General Meeting of shareholders.

Rotterdam - March 27th 2003 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today that it has filed its 2002 annual report with the SEC, and has set the date for its Annual General Meeting to be 20th May 2003.

Head N.V. has filed its annual report (form 20F) for the year ended 31st December 2002 with the SEC. The report is available on the SEC's EDGAR database, or by visiting our website at www.head.com and downloading it from the investor relations web page.

The Annual General Meeting of Shareholders of Head N.V. will be held on Tuesday, 20th May at 15:00 hours (Dutch time) at the Sheraton Amsterdam Airport Hotel, Schiphol Airport, The Netherlands. Details concerning the agenda, the right to attend, and how to exercise rights at the Annual General Meeting will be available on Monday 5th May. The Annual General Meeting will not be open to members of the general public.

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment. We are a technology driven company, our motto being "Superior Performance Through Superior Technology".

We can trace our roots back to 1950 when Howard Head, the inventor of the first metal ski, founded the company. The Tyrolia bindings and Mares diving brands were added in the 1970's and more recently the Penn balls and Dacor diving brands were acquired during the 1990's.

Head NV has been under its present management since 1996 and was listed on the New York Stock Exchange and the Vienna Stock Exchange in September 2000.

Our current operations are organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.

Within these divisions we have created or acquired some of the most recognizable brands in the sporting goods market including:

Head
Tennis, squash and racquetball racquets; alpine skis and ski boots; snowboarding boards, bindings and boots; accessories and apparel



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Penn
Tennis and racquetball balls

Tyrolia
Alpine ski bindings

Mares/Dacor
Diving equipment

Our key ski, racquet and diving products all have leading market positions and appeal to a wide range of consumers from novices to some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Hannes Trinkl, Marco Buchel and Francisco "Pipin" Ferreras.

Our products are sold through over 32,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

Our strategy has always been to develop groundbreaking products positioned at middle to high price points. We believe this helps us achieve our financial returns as well as gain market share.

Please visit our website: www.head.com


Investor Contacts

Clare Vincent, Head of Corporate Finance
Tel: +44 (0)207 499 7800; Fax: +44 (0)207 491 7725; e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 701 79354; Fax +43 1 707 8940